SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2011

Commission File Number	001-15016
Nordion Inc.
(Translation of registrant’s name into English)
447 March Road, Ottawa, Ontario, Canada K2K 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated December 13, 2011.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were filed with the Securities and Exchange Commission; File No. 333-12058, File No. 333-12548, File No. 333-13538 and File No. 333-170783.

Document 1

For Immediate Release

Nordion Reports Strong Fiscal 2011 Financial Results; Provides Fiscal 2012 Outlook

•	Fourth quarter segment earnings increase 22% to $27.8 million compared with fiscal 2010
•	Strong fiscal 2011 annual revenue growth of 23%, with TheraSphere® revenue up 47% year-over-year
•	$71.6 million in cash returned to shareholders during fiscal 2011 by way of share buybacks and dividends
•	Key strategic achievements in fiscal 2011 include: announcement of TheraSphere® Phase III trials, securing a $75 million revolving credit facility, and the divestiture of Belgian operations

Nordion reports in U.S. dollars unless otherwise specified

OTTAWA, CANADA – December 13, 2011 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health sciences market, today reported fourth quarter revenues of $74.0 million, down $7.6 million compared with $81.6 million in the fourth quarter of fiscal 2010. For fiscal 2011, revenues increased 23% to $274.0 million from revenue of $222.0 million in fiscal 2010.

Net income from continuing operations was $6.5 million ($0.10 earnings per share) down 55% compared with $14.4 million ($0.22 earnings per share) in the fourth quarter of fiscal 2010. Net income from continuing operations of $43.5 million ($0.67 earnings per share) in fiscal 2011, increased significantly from a loss of $83.8 million ($0.94 loss per share) in fiscal 2010.

“Nordion delivered solid results in the fourth quarter, capping off a strong performance in fiscal 2011,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “Our key products, TheraSphere, Cobalt-60, and Molybdenum-99, continued to deliver robust results contributing to our bottom-line performance. We executed on key strategic initiatives strengthening our position to build long-term value.”

“We entered fiscal 2012 with a strong balance sheet and continue to focus on growth and performance by building on the success of TheraSphere, maintaining our market leading position in Sterilization Technologies, and optimizing the value of our Medical Isotopes business,” continued Mr. West.

Consolidated Financial Results

	Three months ended October 31			Year ended October 31
(thousands of U.S. dollars, except when noted)	2011	2010	Change	2011	2010	Change
Revenues	$74,000	$81,609	(9%)	$274,027	$221,968	23%
Gross margin	57%	58%	(1%)	54%	53%	1%
Net income (loss)	$6,901	$15,672	(56%)	$16,847	$(232,010)	107%
Basic earnings (loss) per share from continuing operations	$0.10	$0.22	(55%)	$0.67	$(0.94)	171%
Cash and cash equivalents	$74,067	$122,802	(40%)	$74,067	$122,802	(40%)
Weighted average number of Common shares outstanding – basic (thousands of shares)	63,031	67,237	(6%)	64,719	89,279	(28%)

Key Q4 2011 Events:

•	On October 21, 2011, Nordion announced that hearings for the Company’s arbitration with Atomic Energy of Canada Limited had been extended to the second quarter of fiscal 2012;
•	On October 27, 2011, the Canadian Nuclear Safety Commission announced the renewal of the National Reactor Universal (NRU) reactor license until 2016; and,
•	As of October 31, 2011, Nordion had repurchased 4.9 million Common shares at an aggregate cost of
$52.4 million under its previously announced Normal Course Issuer Bid.

Subsequent to the quarter:

•	On December 6, 2011, Nordion launched the commercial availability of the GammaFIT™ irradiator system.

Segment Financial Results (with reconciliation to Net income (loss))
	Three months ended October 31			Year ended October 31
(thousands of U.S. dollars, except per share amounts)	2011	2010	% Change	2011	2010	% Change
Revenues
Targeted Therapies	$16,367	$18,732	(13%)	$61,832	$60,818	2%
Sterilization Technologies	32,467	35,110	(8%)	108,662	103,556	5%
Medical Isotopes	25,166	27,767	(9%)	103,533	57,594	80%
Consolidated segment revenues from continuing operations	$74,000	$81,609	(9%)	$274,027	$221,968	23%

Segment earnings (loss)
Targeted Therapies	$4,464	$4,304	4%	$14,909	$13,054	14%
Sterilization Technologies	14,480	18,276	(21%)	46,140	47,454	(3%)
Medical Isotopes	9,143	9,668	(5%)	36,085	9,442	282%
Corporate and Other	(327)	(9,538)	(97%)	(12,358)	(66,109)	(81%)
Total segment earnings	$27,760	$22,710	22%	$84,776	$3,841	2107%

Depreciation and amortization	6,350	6,349	-	22,375	28,514	(22%)
Loss (gain) on sale of investment	-	1,054	(100%)	(1,691)	1,054	(260%)
Restructuring charges, net	1,016	2,486	(59%)	1,592	62,531	(97%)
AECL arbitration and legal costs	2,466	4,059	(39%)	12,172	9,207	32%
Impairment of long-lived assets	-	-	-	-	1,632	(100%)
Change in fair value of embedded derivatives	12,970	(11,716)	(211%)	(2,649)	(13,050)	(80%)
Consolidated operating income (loss) from continuing operations	$4,958	$20,478	(76%)	$52,977	$(86,047)	162%

Net interest income	2,241	1,278	75%	7,775	3,068	153%
Equity earnings (loss)	-	6	(100%)	(128)	(650)	(80%)
Income tax expense	(700)	(7,345)	(90%)	(17,122)	(187)	9056%
Income (loss) from discontinued operations net of income taxes	402	1,255	(68%)	(26,655)	(148,194)	(82%)
Net income (loss)	$6,901	$15,672	(56%)	$16,847	$(232,010)	107%

Targeted Therapies

Targeted Therapies revenue for fourth quarter fiscal 2011 of $16.4 million decreased by $2.4 million or 13% compared with fourth quarter fiscal 2010. TheraSphere revenue of $10.9 million increased by $3.2 million or 42% in fourth quarter fiscal 2011, while Contract Manufacturing revenue of $5.5 million decreased by $5.6 million or 51% compared with the same period in the prior year.

The increase in TheraSphere revenue was due to both an increased adoption of the liver cancer treatment with customers already using the treatment and with customers using it for the first time. Contract Manufacturing revenue was primarily impacted by the interruption of CardioGen-82® manufacturing, which Nordion has not manufactured since second quarter fiscal 2011. Nordion manufactures CardioGen-82 for Bracco Diagnostics Inc., which has implemented a voluntary recall of the product that remains in effect.

Targeted Therapies revenue for fiscal 2011 of $61.8 million increased by $1.0 million or 2% compared with fiscal 2010. TheraSphere revenue of $42.6 million increased by $13.5 million or 47%. This was largely offset by a significant decrease in Contract Manufacturing revenue, which declined by 39% from $31.8 million to  $19.3 million over the same time period, primarily due to the interruption of CardioGen-82 manufacturing.

Sterilization Technologies

Sterilization Technologies revenue for fourth quarter fiscal 2011 of $32.5 million decreased by $2.6 million or 8% compared with the fourth quarter fiscal 2010. Revenue from Cobalt of $28.1 million in fourth quarter fiscal 2011 decreased by $1.0 million or 4% while revenue from Sterilization-Other of $4.3 million decreased by $1.6 million or 27%, compared with fourth quarter fiscal 2010.

The decrease in Cobalt revenue was driven by lower Co-60 volumes shipped but was partially offset by a positive impact of foreign exchange. Sterilization-Other revenue was down due to the smaller size of the production irradiator shipped in fourth quarter fiscal 2011.

Sterilization Technologies revenue for fiscal 2011 of $108.7 million, increased by $5.1 million or 5% compared with fiscal 2010. Cobalt revenue of $97.0 million in fiscal 2011 increased by $4.2 million or 5% compared with fiscal 2010. Sterilization-Other revenue of $11.7 million was up $0.9 million or 9% over the same period of the prior year.

Medical Isotopes

Medical Isotopes revenue of $25.2 million in fourth quarter fiscal 2011 decreased by $2.6 million or 9% compared with fourth quarter fiscal 2010. Reactor isotopes revenue of $21.9 million in fourth quarter fiscal 2011, decreased by $1.2 million or 5%, while Cyclotron isotopes revenue of $3.3 million decreased by $1.4 million or 30%, each compared with the same period of the prior year.

The decrease in Reactor isotopes revenue in fourth quarter fiscal 2011 was primarily due to lower pricing of Molybdenum-99, while Cyclotron isotopes revenue declined due to lower sales volumes.

Medical Isotopes revenue for fiscal 2011 of $103.5 million increased by $45.9 million or 80% compared with fiscal 2010. Reactor isotopes revenue of $85.1 million increased significantly in fiscal 2011 primarily due to the return to service of the NRU reactor. Cyclotron isotopes revenue for fiscal 2011 of $18.4 million decreased 26% in fiscal 2011 compared with fiscal 2010 mainly driven by the decrease in demand for Thallium-201.

Corporate and Other

Corporate and Other spending was $0.3 million in fourth quarter fiscal 2011, improving $9.2 million or 97%, compared with the fourth quarter fiscal 2010. Corporate selling, general and administrative (SG&A) expenses of $0.9 million in fourth quarter fiscal 2011 decreased 110% compared with fourth quarter fiscal 2010 primarily due to savings associated with the strategic repositioning that took place in fiscal 2010. Other income, net was $0.6 million, compared with an expense of $0.1 million in fourth quarter fiscal 2010, reflecting tax and insurance credits in fourth quarter fiscal 2011.

Corporate SG&A expenses of $7.8 million in fiscal 2011 decreased by $40.4 million or 84% from $48.2 million of expenses incurred in fiscal 2010. The decrease was primarily due to lower compensation cost from workforce reductions, lower consulting and professional costs subsequent to Nordion’s strategic repositioning activities in fiscal 2010, and lower costs associated with transition services which were substantially completed in fiscal 2010. Other expenses of $4.6 million in fiscal 2011 decreased by $13.3 million from $17.9 million in fiscal 2010 primarily due to a revaluation in fiscal 2010 of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in Canadian dollar functional currency entity in U.S. dollars to fund a previous share buyback program through a substantial issuer bid that was completed on March 29, 2010.

Discontinued Operations

Nordion recorded income from discontinued operations, net of income taxes of $0.4 million in the fourth quarter fiscal 2011, down $0.9 million or 68% compared with the fourth quarter fiscal 2010.

For fiscal 2011, Nordion recorded a loss from discontinued operations, net of income taxes, of $26.7 million.  This included the impact of the sale of the Belgian operations in March 2011, an unfavorable ruling in the arbitration with Life Technologies (Life) requiring payment by Nordion of $9.5 million, and certain tax adjustments and settlements relating to the Company’s discontinued operations of MDS Pharma Services and MDS Analytical Technologies.

Subsequent to the arbitrator’s ruling, on September 30, 2011, Nordion filed a statement of claim against Life in the Ontario Superior Court of Justice seeking recovery of approximately C$30 million and requesting that the $9.5 million settlement payment be stayed pending the outcome of this new claim.  In December 2011, Life filed its statement of defense, and Nordion expects that Life will vigorously defend this action.

Fiscal 2012 Outlook Summary

The following is a summary of Nordion’s outlook for fiscal 2012. Please refer to Nordion’s fiscal 2011 Management’s Discussion and Analysis for a more comprehensive outlook and discussion.

Targeted Therapies

•	TheraSphere revenue is expected to continue to grow at 30% or more in fiscal 2012; and,

•
Contract Manufacturing revenue is projected to run at approximately $1.5 million per quarter, which is lower than fiscal 2011 due to Nordion’s expectation that the Company will not realize revenue for CardioGen-82 in fiscal 2012.

Sterilization Technologies

•	In 2012, Sterilization Technologies revenue is expected to be essentially flat compared to 2011 with a slight increase in Co-60 revenue offset by a decline in Sterilization – Other;

•	The quarterly profile of Co-60 revenue is expected to be similar to fiscal 2011, with lower shipments in the first half of fiscal 2012 compared to the second half; and,

•	Two to three production irradiators are expected to be shipped during the second half of fiscal 2012.

Medical Isotopes

•
For fiscal 2012, Reactor isotopes revenue is expected to decline between 3% and 6% from fiscal 2011. Volumes of Mo-99 are expected to remain approximately the same as in fiscal 2011, but average pricing is expected to decline due to competitive supply availability for certain of the Company’s smaller volume customers; and,

•	Cyclotron isotopes quarterly revenue throughout 2012 is expected to be approximately $3.5 million per quarter.

Corporate SG&A

•
Fiscal 2011 Corporate SG&A was $7.8 million, which included a number of tax and insurance credits.  Spending exclusive of these items was approximately $10 million. Fiscal 2012 Corporate SG&A is expected to run at a similar level.

A full copy of Nordion’s fourth quarter and fiscal 2011 Management’s Discussion and Analysis and the financial statements and notes can be downloaded at www.nordion.com/investors/financial_results.asp.

Conference Call

Nordion will hold a conference call on Wednesday, December 14, 2011 at 10:00 am ET to discuss its fourth quarter and year-end fiscal 2011 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at http://www.nordion.com/webcasts. To participate, please dial 1-800-952-6845 (toll-free North America) or 1-416-695-6623 (International).

About Nordion Inc.

Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com.

Caution Concerning Forward-Looking Statements

This release contains forward-looking statements, within the meaning of applicable securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact, and are in particular contained in this release under the heading “Fiscal 2012 Outlook Summary”.  The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2011 Annual Information Form (AIF). Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, fluctuations in supply and demand, pricing pressures and rising costs, changes in currency and exchange rates and potential adverse developments in new and pending legal proceedings or regulatory investigations, as well as the risk factors which are described in section 5 of our 2011 AIF and in our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission, and our success in anticipating and managing those risks. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x 1022
tamra.benjamin@nordion.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of October 31 (thousands of U.S. dollars, except share amounts)	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$74,067	$122,802
Accounts receivable	38,999	40,471
Notes receivable	16,061	16,976
Inventories	30,595	26,583
Income taxes recoverable	22,857	20,948
Current portion of deferred tax assets	6,642	6,105
Other current assets	13,842	12,336
Assets of discontinued operations	936	11,721
Total current assets	203,999	257,942

Property, plant and equipment, net	97,690	110,274
Deferred tax assets	74,256	80,725
Long-term investments	1,473	4,051
Other long-term assets	81,245	111,029
Total assets	$458,663	$564,021
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$13,661	$13,969
Accrued liabilities	52,914	78,057
Income taxes payable	13,607	10,065
Current portion of long-term debt	4,156	4,050
Current portion of deferred revenue	1,820	7,542
Liabilities of discontinued operations	4,079	24,052
Total current liabilities	90,237	137,735

Long-term debt	40,174	40,100
Deferred revenue	3,855	9,431
Other long-term liabilities	39,619	39,166
Total liabilities	173,885	226,432

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares : 62,378,521 and 67,238,253, respectively;	254,076	273,859
Additional paid-in capital	83,159	81,909
Accumulated deficit	(216,789)	(192,539)
Accumulated other comprehensive income	164,332	174,360
Total shareholders’ equity	284,778	337,589
Total liabilities and shareholders’ equity	$458,663	$564,021

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended October 31 (thousands of U.S. dollars, except per share amounts)	2011	2010
Revenues	$274,027	$221,968
Costs and expenses
Direct cost of revenues	126,076	104,677
Selling, general and administration	65,107	100,286
Depreciation and amortization	22,375	28,514
Restructuring charges, net	1,592	62,531
Change in fair value of embedded derivatives	(2,649)	(13,050)
Other expenses, net	8,549	25,057
Total costs and expenses	221,050	308,015
Operating income (loss) from continuing operations	52,977	(86,047)
Interest expense	(2,499)	(5,522)
Interest income	10,274	8,590
Equity loss	(128)	(650)
Income (loss) from continuing operations before income taxes	60,624	(83,629)
Income tax expense (recovery)
-current	13,456	(8,306)
-deferred	3,666	8,493
	17,122	187
Income (loss) from continuing operations	43,502	(83,816)
Loss from discontinued operations, net of income taxes	(26,655)	(148,194)
Net income (loss)	$16,847	$(232,010)

Basic and diluted income (loss) per share
- from continuing operations	$0.67	$(0.94)
- from discontinued operations	(0.41)	(1.66)
Basic and diluted income (loss) per share	$0.26	$(2.60)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31 (thousands of U.S. dollars)	2011	2010
Operating activities
Net income (loss)	$16,847	$(232,010)
Loss from discontinued operations, net of income taxes	(26,655)	(148,194)
Income (loss) from continuing operations	43,502	(83,816)
Adjustments to reconcile net loss to cash provided by (used in) operating activities relating to continuing operations:
Items not affecting current cash flows	28,607	72,644
Changes in operating assets and liabilities	(35,000)	(48,754)
Cash provided by (used in) operating activities of continuing operations	37,109	(59,926)
Cash (used in) provided by operating activities of discontinued operations	(18,592)	(73,499)
Cash provided by (used in) operating activities	18,517	(133,425)
Investing activities
Purchase of property, plant and equipment	(6,732)	(7,251)
Proceeds on sale of long-term investments	1,668	10,552
Decrease (increase) in restricted cash	26,592	(16,147)
Cash provided by (used in) investing activities of continuing operations	21,528	(12,846)
Cash (used in) provided by investing activities of discontinued operations	(18,412)	633,167
Cash provided by (used in) investing activities	3,116	620,321
Financing activities
Repayment of long-term debt	-	(221,456)
Issuance of shares	-	327
Payment of cash dividends	(19,244)	-
Repurchase and cancellation of Common shares	(52,398)	(450,000)
Cash used in financing activities of continuing operations	(71,642)	(671,129)
Cash used in financing activities of discontinued operations	(1,193)	(298)
Cash used in financing activities	(72,835)	(671,427)
Effect of foreign exchange rate changes on cash and cash equivalents	2,467	9,130
Net (decrease) increase in cash and cash equivalents during the year	(48,735)	(175,401)
Cash and cash equivalents, beginning of year	122,802	298,203
Cash and cash equivalents, end of year	$74,067	$122,802
Cash interest paid	$2,479	$32,476
Cash taxes (refunded) paid	$(2,775)	$526

SOURCE: Nordion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nordion Inc.
(Registrant)

Date:	December 13 , 2011	By:	/s/ Andrew Foti
			Name:	Andrew Foti
			Title:	Senior Vice President, General Counsel and Corporate Secretary